SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 17, 2005, announcing an agreement to acquire ABAQUS Inc.

Dassault Systèmes (DS) to Acquire ABAQUS Inc.
to Create Next-Generation Solutions
for 3D Realistic Simulation

DS announces SIMULIA as the unified scientific simulation platform

Paris, France, and Providence, RI, May 17, 2005 – Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced an agreement to acquire ABAQUS Inc. in an all-cash transaction approximating $413 million, subject to certain adjustments at closing. ABAQUS is the established leader in nonlinear finite element analysis software. DS expects the planned acquisition to be immediately accretive to net income, excluding acquisition costs and the impact of deferred revenue accounting treatment. DS is also unveiling SIMULIA, a scientific, open platform that will enable the integration of all types of simulation applications.

ABAQUS and DS will make realistic simulation accessible to a wider audience and greatly increase ease of use. With this initiative, DS will also diversify into markets beyond its existing manufacturing base. The ABAQUS purchase is a significant step to reshape the large but currently fragmented simulation software market, in which most companies still use niche applications rather than unified solutions. According to industry analysts, the simulation software market is estimated at $2.35 billion today and is expected to grow to $4 billion in the next five years, with average growth of 12 percent per year. Many applications currently in use are internally developed programs, and current market figures do not take those applications into account.

ABAQUS is well recognized for its best-in-class technology, which companies are increasingly seeking, that is capable of scaling from simple to the most demanding simulations. For example, a simple drop-test simulation enables users to observe the behavior of all of the internal components of a mobile phone. DS will also benefit from ABAQUS’s tremendous intellectual capital, embodied by its world-class technology team including 70 PhDs.

“With the best teams, we can transform the industry,” said Bernard Charlès, president and CEO, Dassault Systèmes. “We warmly welcome the impressive ABAQUS team. Together, we will enable our customers to experience virtually what their customers will experience using their products in the real world.”

“I am delighted and enthused that Dassault Systèmes has selected ABAQUS as the foundation of its strategic investment in simulation technology,” said Mark Goldstein, president and CEO, ABAQUS Inc. “As companies continue to adopt performance-centric practices as a fundamental component of product design, the role of simulation will become ever more important to the success of an enterprise. I look forward to the contribution that ABAQUS technologies will bring to Dassault Systèmes’ PLM solutions while at the same time maintaining our focus on delivering industry-leading advanced finite element solutions to the PLM market in general.”

“With total revenues approaching the $100 million threshold on an annual basis, ABAQUS has a high level of both software and recurring software revenue,” said Thibault de Tersant, executive vice president and CFO, Dassault Systèmes. “Moreover, ABAQUS has a strong level of profitability, which should enable the acquisition to be immediately accretive to earnings excluding acquisition costs and the impact of deferred revenue accounting treatment.”

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Dassault Systèmes estimates that the impact of deferred revenue write-down, as part of purchase accounting adjustments, may result in a loss of revenue of approximately $20 million within twelve months of the completion of the proposed acquisition of ABAQUS.

The transaction is subject to the satisfaction of certain customary conditions and approval by certain regulatory authorities. Neither Dassault Systèmes nor ABAQUS will require a shareholder vote. Dassault Systèmes expects that the proposed acquisition could be completed by the end of its third fiscal quarter.

SIMULIA will be the new unified, open platform supporting all simulation domains. It will accelerate innovation by supporting the capture and deployment of best practices for predicting product behavior, as well as reduce the cost of ownership for scientific applications. SIMULIA will also give users access to simulation capabilities without requiring the steep learning curve of disparate, traditional simulation tools.

SIMULIA will have the largest open ecosystem available in the simulation market by including the DS Component Application Architecture V5 (CAA V5) ecosystem and existing ABAQUS partners.

“Dassault Systèmes’ acquisition of ABAQUS—the gold standard for nonlinear simulation—marks a new beginning for simulation,” said Charles Foundyller, president and CEO of Daratech, Inc. “This could be the tipping point that ushers simulation into the mainstream of PLM. For this reason, I expect Dassault Systèmes’ vision for SIMULIA to be widely accepted throughout the manufacturing industry and beyond.”

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Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to the statements regarding the Company’s expectations that the proposed acquisition, if completed, would be immediately accretive to earnings excluding acquisition costs and the impact of deferred revenue accounting treatment and the level of deferred revenue write-down are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) reduced corporate spending on IT infrastructure as a result of changing economic or business conditions that could negatively affect market demand for our products and services, (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM, (iv) new product developments and technological changes, (v) errors or defects in our products and (vi) risks related to the acquisition Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2003, which was filed with the SEC on June 30, 2004, could materially affect the Company’s financial position or results of operations.

The proposed acquisition is subject to customary closing conditions and regulatory approvals including, among others, Hart-Scott Rodino, Exon-Florio and merger control authorities, principally in the United States and Germany.

About ABAQUS Inc.
Founded in 1978, ABAQUS, Inc., is the world’s leading provider of software and services for advanced finite element analysis. The ABAQUS® software suite has an unsurpassed reputation for technology, quality and reliability. It has been adopted by major corporations across all engineering disciplines as an integral part of their design process. ABAQUS offers a powerful and complete solution for simple to complex linear and nonlinear engineering problems, using the finite element method. A wide range of structural, thermal, and coupled analyses is supported. The software delivers a unified finite element analysis environment without equal, presenting a compelling alternative to implementations involving multiple products and vendors. ABAQUS employs over 400 people worldwide, with 28 direct offices for technical support, sales and services, plus a network of technically advanced distributors in emerging markets. (http://www.abaqus.com)
ABAQUS® is a registered trademark or trademark of ABAQUS, Inc., in the United States and other countries. All other brand names, product names or trademarks belong to their respective holders.

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About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

ABAQUS Press Contact: Miles Parker Parker Group +1 (401) 272-1510 team@parkergroup.com Stacy Hart ABAQUS, Inc. +1 (401) 276-4403 Stacy.Hart@abaqus.com	Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com	Dassault Systèmes Investor Relations Contacts: Géraldine Nithart-Riva/Valérie Agathon +33 1 40 99 69 24 investors@ds-fr.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 17, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration